UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67902

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Paramax Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 International Drive, STE A
(No. and Street)

Williamsville (City) NY (State) 14221 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Russell D'Alba (Name) 716-626-1200 (Area Code – Telephone Number) rjd@paramaxsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026 (Address) Celeste (City) TX (State) 75423 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3366 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Paramax Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADRIANA MENDIOLA
My Notary ID # 130333913
Expires August 19, 2027

Signature: [signature]

Title: Chief Financial Officer

Adriana Mendiola
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

YEAR ENDED DECEMBER 31, 2023

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

FINANCIAL STATEMENTS:

  Statement of Financial Condition   2

  Statement of Income   3

  Statement of Changes in Member's Equity   4

  Statement of Cash Flows   5

Notes to Financial Statements   6 - 8

Schedule I: Supplemental information pursuant to Rule 17a-5   9

Report of Independent Registered Public Accounting Firm   10
  On Exemption Report

Paramax Securities, LLC's Exemption Report   11



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Paramax Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paramax Securities, LLC's management. Our responsibility is to express an opinion on Paramax Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paramax Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Paramax Securities, LLC's auditor since 2019.

Celeste, Texas
January 19, 2024

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Cash	$	14,734
Prepaid expenses		11,830
Total Assets	$	26,564

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	688
Member's Equity		25,876
Total Liabilities and Member's Equity	$	26,564

The accompanying notes are an integral part of these financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2023

Revenues:		
Merger and acquisition services	$	3,527,315
Interest income		6,676
Total Revenues		3,533,991
Expenses:		
Compensation and related costs		1,022,163
Communication and data processing		7,631
Office and administrative services - Parent		54,586
Professional fees		39,000
Regulatory fees		28,400
Other expenses		1,012
Total Expenses		1,152,792
Net Income	$	2,381,199

The accompanying notes are an integral part of these financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

Balance at December 31, 2022	$ 119,677
Net income	2,381,199
Contribution from member	20,000
Distributions to member	(2,495,000)
Balance at December 31, 2023	$ 25,876

The accompanying notes are an integral part of these financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net income	$2,381,199
Adjustments required to reconcile net income to cash provided by operating activities:	
Change in assets and liabilities:	
Increase in prepaid expenses	(1,476)
Decrease in accounts payable and accrued expenses	(5,444)
Net cash provided by operating activities:	2,374,279
Cash flows from financing activities:	
Contribution from member	20,000
Distributions to member	(2,495,000)
Net cash used in financing activities	(2,475,000)
Net decrease in cash	(100,721)
Cash - beginning of year	115,455
Cash - end of year	$ 14,734

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for :	
Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business:

Paramax Securities, LLC (the "Company"), was organized in May 2007 as a New York limited liability company. The Company is a wholly owned subsidiary of Paramax Corporation ("Parent" or "Member"), a New York corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company's operations consist primarily in providing merger and acquisition services, through referrals from its Parent, to early stage and growth stage entities located throughout the United States.

Note 2 – Summary of significant accounting policies:

Use of estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:
Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Note 2 – Summary of significant accounting policies (continued):

Income taxes:

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent. The Parent has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholder of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

Note 3 – Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $14,046, which was $9,046 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .05 to 1.

Note 4 - Related party transactions/Concentration/Economic dependency:

The Company is under the control of the Parent and is economically dependent on the Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company provides merger and acquisition services through referrals from its Parent. During 2023, the Company earned all of its merger and acquisition services revenue through referrals from its Parent.

The Company made distributions totaling $2,495,000 to the Member during the year.

The sole shareholder of the Parent, who is also an officer and registered securities representative of the Company, generated approximately 34% of the Company's revenue and accounted for approximately 34% of the Company's compensation and related costs for the year. The Company is economically dependent upon this individual due to the concentration of services provided.

The Parent acts as a common paymaster for the Company and regularly pays payroll and other costs on behalf of the Company, which the Company settles on a regular basis.

Note 4 - Related party transactions/Concentration/Economic dependency (continued):

The Company is a participating employer in a 401(k) plan offered by its Parent. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. For the year ended December 31, 2023, the Company made matching contributions of $22,837, which are included in compensation and related costs in the accompanying statement of operations.

The Company and its Parent have entered into an office and administrative services agreement ("Agreement") effective September 1, 2013, for a one-year term, automatically renewable, unless canceled by either Party. The Agreement has automatically renewed through August 31, 2024. Under the Agreement the Parent provides management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll (excluding commissions), marketing, sales, legal and accounting services. The Agreement required the Company to pay a proportional allocation services fee of $4,548 per month for 2023. Fees under the Agreement totaled $54,586 for the year ended December 31, 2023.

Note 5 – Concentration of credit risk:

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2023, there was no uninsured Cash.

Note 6 – Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 – Subsequent events:

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2023, through January 19, 2024, the date which the financial statements were available to be issued.

PARAMAX SECURITIES, LLC
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2023

Computation of Net Capital

Member's equity qualified for net capital	$	25,876
Non-allowable assets:		
Prepaid expenses		11,830
Total non-allowable assets		11,830
Net capital	$	14,046
Aggregate indebtedness:		
Accounts payable and accrued expenses		688
Total aggregate indebtedness	$	688
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	5,000
Excess net capital	$	9,046
Ratio of aggregate indebtedness to net capital		0.05 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Paramax Securities, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Paramax Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 19, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Paramax Securities, LLC

333 International Drive, Suite A / Williamsville, NY 14221
716-626-1200

Exemption Report

Paramax Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Paramax Securities, LLC.

I, Michael Schaps, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Michael Schaps, Chief Financial Officer
January 10, 2024